Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

January 21, 2010

Catalyst idles Crofton paper machine, Coquitlam de-inking plant

Richmond, BC – Catalyst Paper (TSX:CTL) today announced that its Crofton No. 1 paper machine will be curtailed indefinitely due to weak newsprint and directory paper demand. The machine, which produces 140,000 tonnes of commodity grades on an annualised basis, was temporarily idled on December 23, 2009 for the holiday period.

In a related move, the company’s paper recycling facility in Coquitlam, which supplies the Crofton paper machines with de-inked pulp, will be indefinitely shutdown in mid-February. Approximately 70 employees – 36 at Crofton – will be laid off as a result of these curtailments.

“There was a steep decline in market demand for the products made at our Crofton paper mill in the past year and the consumption outlook for these commodity grades remains weak. Reduced recycled pulp requirements, combined with the higher cost and constrained availability of quality recovered paper are contributing factors in our decision to indefinitely close our paper recycling facility,” said Richard Garneau, president and chief executive officer.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters described in this release are forward-looking, including statements with respect to market demand and fibre availability. These forward-looking statements reflect management’s current views and are based on certain assumptions as to economic conditions and other factors management believes are appropriate. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713